Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 5, 2010

iPath Exchange Traded Notes

iPath® Dow Jones-UBS Aluminum Subindex Total ReturnSM ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPath® Dow Jones–UBS Aluminum Subindex Total ReturnSM ETN offers investors cost-effective exposure to aluminum as measured by the Dow Jones–UBS Aluminum Subindex Total ReturnSM (the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or at early redemption1, based on the performance of the Index, less investor fees.

NOTE DETAILS MONTHLY INDEX RETURNS VS. S&P 500® INDEX

Ticker JJU

20%

Intraday indicative value ticker JJU.IV Bloomberg index ticker DJUBALTR

10%

CUSIP 06739H321 Primary exchange NYSE Arca

Yearly fee 0.75% 0% Inception date 06/24/08 Maturity date 06/24/38 -10% Index Dow Jones-UBS Aluminum Subindex Total ReturnSM

-20%

* The investor fee is equal to the Yearly Fee times the principal amount of your securities 1992 1994 1996 1998 2000 2002 2004 2006 2008 times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early Dow Jones-UBS Aluminum Subindex Total Return SM S&P 500 Index redemption, the investor fee will increase by an amount equal to the Yearly Fee times the Sources: Bloomberg, Dow Jones, UBS Securities LLC, S &P as of 12/31/09. principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided INDEX CORRELATIONS by the initial index level. The initial index level is the closing value of the index on the inception date of the securities. Dow Jones-UBS Aluminum Subindex Total ReturnSM 1.00 Dow Jones-UBS Commodity Index Total ReturnSM 0.56 ISSUER DETAILS S&P GSCI® Total Return Index 0.45 Barclays Bank PLC long-term, unsecured obligations* S&P 500 Index 0.40 S&P rating AA- Barclays Capital U.S. Aggregate Bond Index -0.07 Moody’s rating Aa3 MSCI EAFE Index 0.43 The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath Sources: S&P, Dow Jones, UBS Securities LLC, Barclays Capital, MSCI Inc., Bloomberg, ETNs rely on the rating of their issuer, Barclays Bank PLC. BlackRock 12/04—12/09, based on monthly returns.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

¹ Investors may redeem at least 50,000 units of the iPath® Dow Jones-UBS Aluminum Subindex Total ReturnSM ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPath® Dow Jones-UBS Aluminum Subindex Total ReturnSM ETN

The Dow Jones–UBS Aluminum Subindex Total ReturnSM is a sub-index of the Dow Jones–UBS Commodity Index Total ReturnSM and is intended to reflect the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index as well as the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The Dow Jones–UBS Aluminum Subindex Total ReturnSM is a single-commodity sub-index currently consisting of one futures contract on the commodity of aluminum, which is included in the Dow Jones–UBS Commodity Index Total ReturnSM.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 12/31/09) 1-YEAR RETURN % 3-YEAR RETURN % 5-YEAR RETURN % STANDARD DEVIATION ANNUALIZED ANNUALIZED % ANNUALIZED*

Dow Jones-UBS Aluminum Subindex Total ReturnSM 33.83 -12.08 0.30 24.67 Dow Jones-UBS Commodity Index Total ReturnSM 18.91 -3.83 1.96 20.41 S&P GSCI® Total Return Index 13.48 -6.95 -3.00 28.20 S&P 500 Index 26.46 -5.63 0.42 16.05 Barclays Capital U.S. Aggregate Bond Index 5.93 6.04 4.97 3.68 MSCI EAFE Index 31.78 -6.04 3.54 19.63

* Based on monthly returns for 12/04—12/09. Sources: S&P, Dow Jones, UBS Securities LLC, Barclays Capital, MSCI Inc., Bloomberg, BlackRock.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of specific to industrial metals or energy-related commodities that might cause price volatility. These may the main risks see “Risk Factors” in the applicable prospectus. include changes in the level of industrial or commercial activity using industrial metals or with high levels of energy demand; the availability and price of substitutes such as man-made or synthetic

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; offering to which this communication relates. Before you invest, you should read the prospectus variations in production costs; costs associated with regulatory compliance, including environmental and other documents Barclays Bank PLC has filed with the SEC for more complete information regulations; and changes in industrial, government and consumer demand, both in individual consuming about the issuer and this offering. You may get these documents for free by visiting www.iPathETN nations and internationally. Index components composed of futures contracts on agricultural products

.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange may be subject to additional factors specific to agricultural products that might cause price volatility. for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free

These may include weather conditions, including floods, drought and freezing conditions; pestilence;

1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering. changes in government policies; planting decisions; and changes in demand for agricultural products, BlackRock Fund Distribution Company assists in the promotion of the Securities. both with end users and as inputs into various industries. Index components composed of futures iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured contracts on precious metals may be subject to additional factors specific to precious metals that debt. The Securities are riskier than ordinary unsecured debt securities and have no principal might cause price volatility. These may include disruptions in the supply chain, variations in production protection. Risks of investing in the Securities include limited portfolio diversification, trade price costs, costs associated with regulatory compliance, including environmental regulations, changes in fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing direct investment in index or index components. The investor fee will reduce the amount of your return rates, currency exchange rates, the level of economic growth and inflation and the degree to which at maturity or on redemption, and as a result you may receive less than the principal amount of your consumers, governments, corporate and financial institutions hold physical gold or silver as a safe investment at maturity or upon redemption of your Securities even if the value of the relevant index has haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value increased. An investment in iPath ETNs may not be suitable for all investors. of other assets (both financial and physical) or changes in the level of geopolitical tension.

The Securities may be sold throughout the day on the exchange through any brokerage account. There “Dow Jones®”, “DJ®” “UBS®”, “Dow Jones-UBS Commodity Index SM”, “DJ-UBSCISM”, “Dow Jones-UBS are restrictions on the minimum number of Securities you may redeem directly with the issuer as Commodity Index Total ReturnSM”, “Dow Jones-UBS Agriculture Subindex Total ReturnSM”, “Dow specified in the applicable prospectus. Commissions may apply and there are tax consequences in the Jones-UBS Aluminum Subindex Total ReturnSM”, “Dow Jones-UBS Cocoa Subindex Total ReturnSM”, event of sale, redemption or maturity of Securities. Sales in the secondary market may result in “Dow Jones-UBS Coffee Subindex Total ReturnSM”, “Dow Jones-UBS Copper Subindex Total ReturnSM”, significant losses. “Dow Jones-UBS Cotton Subindex Total ReturnSM”, “Dow Jones-UBS Energy Subindex Total ReturnSM”, “Dow Jones-UBS Grains Subindex Total ReturnSM”, “Dow Jones-UBS Industrial Metals Subindex Total iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar ReturnSM”, “Dow Jones-UBS Lead Subindex Total ReturnSM”, “Dow Jones-UBS Livestock Subindex Total markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage ReturnSM”, “Dow Jones-UBS Natural Gas Subindex Total ReturnSM”, “Dow Jones-UBS Nickel Subindex commissions.

Total ReturnSM”, “Dow Jones-UBS Platinum Subindex Total ReturnSM”, “Dow Jones-UBS Precious Metals Barclays Capital Inc. and its affiliates and BlackRock Fund Distribution Company and its affiliates do not Subindex Total ReturnSM”, “Dow Jones-UBS Softs Subindex Total ReturnSM”, “Dow Jones-UBS Sugar provide tax advice and nothing contained herein should be construed to be tax advice. Please be Subindex Total ReturnSM” and “Dow Jones-UBS Tin Subindex Total ReturnSM” are service marks of Dow advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indices are not penalties; and (ii) was written to support the promotion or marketing of the transactions or other sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) matters addressed herein. Accordingly, you should seek advice based on your particular circumstances or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, or any from an independent tax advisor. of their affiliates makes any representation or warranty, express or implied, to the owners of or The index components for iPath ETNs linked to commodities indexes are concentrated in the counterparts to the Securities based on the indices or any member of the public regarding the I1209—commodities sector. The market value of the Securities may be influenced by many unpredictable advisability of investing in securities or commodities generally or in the Securities based on any of the JJU factors, including, where applicable, highly volatile commodities prices, changes in supply and demand indices particularly. iP—relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single ©2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC.

All other trademarks, servicemarks or registered trademarks are the 0210 commodity, or index components concentrated in a single sector, are speculative and may typically—property, and used with the permission, of their respective owners. exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also 0200—affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant Not FDIC Insured • No Bank Guarantee • May Lose Value iP commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on industrial metals or energy-related commodities may be subject to additional factors

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